UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             Beazer Homes USA, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    07556Q105
                                 (CUSIP Number)

                                January 22, 2010
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages

CUSIP No. 07556Q105                    13G                   Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $13,802,500 aggregate principal amount of 7.5%
OWNED BY            Mandatory Convertible Subordinated Notes due 2013,
                    convertible into 2,459,439 shares of Common Stock
EACH           -----------------------------------------------------------------

REPORTING      (7)  SOLE DISPOSITIVE POWER
                    0
PERSON WITH    -----------------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    $13,802,500 aggregate principal amount of 7.5%
                    Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $13,802,500 aggregate principal amount of 7.5% Mandatory
            Convertible Subordinated Notes due 2013, convertible into
            2,459,439 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            3.98%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions) OO
--------------------------------------------------------------------------------

CUSIP No. 07556Q105                    13G                   Page 3 of 12 Pages

--------------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS

            Highbridge Statistical Opportunities Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    317,270 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    317,270 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            317,270 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.53%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 07556Q105                    13G                   Page 4 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            STAR L.P. (a statistical arbitrage strategy)
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    498,649 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    498,649 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            498,649 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTE
          D BY AMOUNT IN ROW (9)
            0.84%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 07556Q105                    13G                   Page 5 of 12 Pages


     -----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $13,802,500 aggregate principal amount of 7.5%
                    Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock

                    815,919 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $13,802,500 aggregate principal amount of 7.5%
                    Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock

                    815,919 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $13,802,500 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock

             815,919 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                               [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.30%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 07556Q105                    13G                   Page 6 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $13,802,500 aggregate principal amount of 7.5%
                    Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock

                    815,919 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $13,802,500 aggregate principal amount of 7.5%
                    Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock

                    815,919 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $13,802,500 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 2,459,439 shares of Common Stock

             815,919 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                               [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.30%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 07556Q105                    13G                   Page 7 of 12 Pages

Item 1.

(a)  Name of Issuer

            Beazer Homes USA, Inc., a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices
            1000 Abernathy Road,
            Suite 1200
            Atlanta Georgia 30328


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           STAR, L.P. (A STATISTICAL ARBITRAGE STRATEGY)
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 2(d)  Title of Class of Securities

            Common Stock, $0.001 par value ("Common Stock")

Item 2(e)  CUSIP Number

            07556Q105

CUSIP No. 07556Q105                    13G                   Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
       78c).

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

         As of the date of this filing, (i) Highbridge International LLC beneficially owns $13,802,500 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013(the "Notes"), convertible into 2,459,439 shares of Common Stock, (ii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns 317,270 shares of Common Stock, (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 498,649 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the $13,802,500 aggregate principal amount of Notes, convertible into 2,459,439 shares of Common Stock beneficially owned by Highbridge International LLC and the 815,919 shares of Common Stock beneficially owned by Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy). Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should

CUSIP No. 07556Q105                    13G                   Page 9 of 12 Pages

not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

            (b) Percent of class:

         The Company's Prospectus for the offering of the Notes filed pursuant to Rule 424(b)(5) on January 6, 2010, indicates that the total number of shares of Common Stock outstanding upon completion of the simultaneous Common Stock offering is 59,319,273 shares of Common Stock. Therefore, based on the Company's outstanding shares of Common Stock and, for purposes of clauses (i) and (iv) below, assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 3.98% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Statistical Opportunities Master Fund, L.P. may be deemed to beneficially own 0.53% of the outstanding shares of Common Stock of the Company, (iii) STAR, L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.84% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 5.30% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

CUSIP No. 07556Q105                    13G                  Page 10 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

           Not applicable.


Item 8.    Identification and Classification of Members of the Group

           See Exhibit I.


Item 9.    Notice of Dissolution of Group

           Not applicable.


Item 10.   Certification

           By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 29, 2010, by and among Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P., STAR, L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 07556Q105                    13G                  Page 11 of 12 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 29, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------             -----------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES      STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                         strategy)

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------             -----------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director


/s/ Glenn Dubin
-----------------------------
GLENN DUBIN

CUSIP No. 07556Q105                    13G                  Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Beazer Homes USA, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 29, 2010


HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------             -----------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES      STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                         strategy)

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------             -----------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director


/s/ Glenn Dubin
-----------------------------
GLENN DUBIN